December 10, 2007

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Karen Garnett

Via Facsimile and EDGAR

RE:

The Quantum Group, Inc.

Registration Statement Form SB-2, File Number 333-142990

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Tuesday, December 11, 2007 4:30 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

Trent D. Davis
Chief Executive Officer

cc:  Mr. Duc Dang

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000

Member NASD & SIPC